Exhibit 12

Lockheed Martin Corporation

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Years ended December 31,
	2013	2012	2011	2010	2009
Earnings
Earnings from continuing operations before income taxes	$4,155	$4,072	$3,631	$3,778	$4,182
Interest expense	350	383	354	345	308
Undistributed earnings from equity investees, net	(91)	20	(104)	(81)	(60)
Portion of rents representative of the interest factor	48	48	59	48	53

Earnings from continuing operations before income taxes, as adjusted	$4,462	$4,523	$3,940	$4,090	$4,483

Fixed Charges
Interest expense	$ 350	$ 383	$ 354	$ 345	$ 308
Portion of rents representative of the interest factor	48	48	59	48	53

Total fixed charges	$ 398	$ 431	$ 413	$ 393	$ 361

Ratio of Earnings to Fixed Charges	11.2	10.5	9.5	10.4	12.4

The ratio of earnings to fixed charges is a measure of our ability to meet the interest requirements of our outstanding debt securities and leases with current period earnings. A high ratio indicates that earnings are sufficient to cover our current interest requirements.